UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May 8, 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ]   No [ ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ______.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date	May 8, 2003	By	/s/ David Seaton
David Seaton Chief Financial Officer

ASX & MEDIA RELEASE	MAY 8, 2003

NOVOGEN GROUP COMMENCES PHASE II GLUCAN TRIAL FOR SKIN ULCER REPAIR

Pharmaceutical company, Novogen Limited, is commencing a Phase II human clinical trial of its novel skin ulcer repair compound, Glucoprime™.

The trial is being conducted in three Australian centres – Royal North Shore Hospital (RNSH), Blacktown Hospital and South Sydney Vascular Centre –the major clinics in Sydney for the treatment of vascular ulcers. Sixty patients will be enrolled in the study.

Glucoprime is based on Novogen’s glucan technology which is a carbohydrate-based drug designed to stimulate wound healing in skin ulcers in which the normal healing process is delayed. This includes ulcers due to diabetes, bed-sores, arterial disease, and poor circulation.

Collectively, these ulcers are estimated to affect 5 per cent of patients over the age of 50 worldwide* and can affect as many as 15per cent of chronically hospitalised patients**.

Venous insufficiency ulcers are the most common form of skin ulcer in the community, and the problem is a major community health issue.

The Novogen glucan technology is licensed to Novogen’s US subsidiary company, Glycotex, Inc., which is undertaking the clinical development of the product.

Novogen Group Research Director Professor Alan Husband said, Glycotex had been developing its glucan technology intellectual property over the past two years.

“In that time we have successfully used Glucoprime in two Phase I studies in patients with venous stasis ulcers where it has shown an ability to promote healing in a potent and safe manner”, Professor Husband said.

The principal investigator at the RNSH study site, Dr Rod Lane, said, he had been very encouraged by the response of patients to Glucoprime.

“These are patients with large leg ulcers that in many cases have been there for years and have failed to heal in response to standard treatments,” Dr Lane said.

“These are painful and debilitating for the patients and represent a problem for which there is an urgent need for a safe and effective treatment.

“We expect that the development of a product such as Glucoprime will enhance significantly the medical prognosis and quality of life of these patients.

“Indications are that Glucoprime will start the healing process in wounds where patients and medical staff currently lose heart because of the difficulty in getting these wounds to heal.”

Novogen holds patents covering the use of Glucoprime for the treatment of vascular ulcers in the US, the UK and Australia. Patent applications have been lodged for other major territories.

Glycotex Inc. raised $A500,000 from a number of international and Australian investors specifically to undertake this clinical program.

These investors collectively received shares totalling two and a half per cent of Glycotex Inc., with Novogen retaining the balance.

2

The investors have an option during the next 18 months to invest further funds into Glycotex Inc, at the same rate, or exchange their investment in Glycotex Inc for shares in Novogen Limited at $A5.00 per Novogen share.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Novogen (NASDAQ: NVGN) is a world leader in the research and development of drugs derived from its phenolic technology platform. The company manages its international research and development programs utilizing the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and other key international locations. The oncology compound phenoxodiol is being developed by the Company’s listed subsidiary Marshall Edwards Inc. (LSE-AIM: MSH).

*Kerstein. Economics of quality ulcer care. Dermatol.Nurs. 15 (1):59-61, 2003.
** Young et al. Risk factors associated with pressure ulcer development at a major western Australian teaching hospital from 1998 to 2000: secondary data analysis. J Wound.Ostomy.Continence.Nurs. 29 (5):234-241, 2002.

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED

LISTINGS	:	NASDAQ (CODE NVGN) ASX (CODE NRT)

FOR FURTHER
INFORMATION	:	DOCTOR GRAHAM KELLY, DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088

ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157